SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

August 29, 2019

Re:	Graña y Montero S.A.A.

Mr. Dale Welcome

Ms. Jeanne Baker

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Welcome and Ms. Baker,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 20, 2019, concerning the Form 20-F for the fiscal year ended December 31, 2018 (the “2018 20-F”) filed by the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the 2018 20-F. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2018

2.26 Revenue recognition from contracts with customers, page 25

Comment No. 1.	For each of your revenue streams please further expand your disclosures to highlight:
• Whether any of the consideration included in your arrangements is considered variable and, if so, the nature of such variable consideration. Refer to IFRS 15.119(b); and

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

August 29, 2019

•  Identify the methods, inputs and assumptions used for determining the transaction price, assessing whether an estimate of variable consideration is constrained, allocating the transaction price, and measuring obligations for returns, refunds and other similar obligations. Refer to IFRS 15.126(a)-(d).address the implications of not complying with Rule 3-09 of Regulation S-X.

Response No. 1.	The Company submits to the Staff that the nature of certain of the Company’s contracts, namely cost-plus fee contracts in its E&C segment and unit price or similar contracts in its E&C segment and certain services it provides in its Infrastructure segment, give rise to variable consideration. Depending on the type of contract, this variable consideration may include reimbursable or target costs; variable number of units; award and incentive fees; and penalties. These contracts for the E&C segment are described on page 46 of the 2018 20-F, and for the Infrastructure segment are described on pages 49-54 of the 2018 20-F.

The Company estimates the amount of revenue to be recognized as variable consideration using the expected value method or the most likely amount method, whichever is expected to better predict the amount of consideration to which the Company will be entitled. These methods require the Company to estimate costs, unit quantities, award/incentive fees and penalties. In making such estimates, judgments are required to evaluate potential variances in the cost of materials, the cost of labor, productivity levels, the impact of change orders, liability claims and contract disputes, the achievement of contractual performance standards, and other contingencies. These estimates do not involve the measurement of obligations for returns, refunds and other similar obligations. The nature of the Company’s contracts do not give rise to a need to make assumptions regarding the time value of money, non-cash consideration, stand-alone selling prices or allocation of discounts or variable consideration to specific parts of contracts. The Company does not believe that the variable consideration recognized in its financial statements is constrained, as defined in IFRS 15.56-58.

The Company respectfully acknowledges the Staff’s comment and undertakes to include additional disclosure relating to the foregoing matters in its consolidated financial statements included in future annual reports on Form 20-F.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

August 29, 2019

Engineering and construction, page 26

Comment No. 2.	Given the long term nature of your engineering and construction arrangements, please further clarify the following:

•  Whether your contracts contain a significant financing component. If a material portion of your contracts contain a significant financing component, please revise to disclose this information pursuant to IFRS 15.65. If you relied upon the practical expedient based upon IFRS 15.63, disclose this pursuant to IFRS 15.129 and confirm the timing between progress payments and transfer of control and payment was not expected to exceed one year;

• How you considered the disclosure requirements related to your remaining performance obligations for the periods presented. Refer to IFRS 15.120 through 122; and

•  Whether your arrangements give rise to any material contract assets and liabilities. To the extent they do, please disclose the nature and amount of any contract assets and contract liabilities along with the applicable disclosure requirements in IFRS 15.116 through 118.

Response No. 2.	The Company submits to the Staff that the Company’s E&C contracts do not contain a significant financing component. The performance obligations are satisfied over time and payments are scheduled to coincide with performance by the Company. The amount retained, if any, is proportional to the amount deemed necessary to ensure quality work and discourage nonperformance by the Company, and not to provide financing to the customer. Therefore, IFRS 15.63, 15.65 and 15.129 are not applicable.

The Company’s remaining performance obligations under its engineering and construction contracts are disclosed as backlog on pages 68-73 and note 7 to the consolidated financial statements in the 2018 20-F. A description of how the Company calculates its backlog is included on pages 68 to 70 of the 2018 20-F. The breakdown of backlog by operating segments as of December 31, 2018 on a quantitative basis, and the years by which the Company’s remaining performance obligations are

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

August 29, 2019

expected to be satisfied, are shown in the following table (which is included in note 7 to the consolidated financial statements in the 2018 20-F):

	Annual Backlog
	2018	2019	2020	2021+
Engineering and construction	2,644,386	1,755,890	725,351	163,145
Infrastructure	1,759,849	600,630	570,114	589,108
Real estate	195,566	—	177,135	18,431
Intercompany eliminations	(351,865)	(115,748)	(119,221)	(116,897)

	4,247,936	2,240,772	1,353,379	653,787

The Company respectfully submits to the Staff that the Company believes that it has complied with the disclosure requirements set forth in IFRS 15.120 through the above-referenced disclosure in the 2018 20-F, and that IFRS 15.121-122 is not applicable.

The Company respectfully submits to the Staff that the Company believes that it has complied with the disclosure requirements set forth in IFRS 15.116 through 15.118 in the 2018 20-F. In addition to the description of backlog included in the 2018 20-F (as described above), the nature and amounts of the material contract assets and liabilities has been disclosed in separate notes to the financial statements included in the 2018 20-F, including in note 11 “Trade Accounts Receivables, Net”—(Unbilled receivables), note 12 “Work in Progress, Net,” and note 22 “Other Accounts Payable” (Advances received from customers).

Notwithstanding the Company’s compliance with applicable accounting standards, the Company acknowledges the Staff’s comment and undertakes to improve the disclosure regarding material contract assets and liabilities in its consolidated financial statements included in future annual reports on Form 20-F.

Construction, page 26

Comment No. 3.	We note your disclosure that a modification is included in the contract revenue when the customer is likely to approve the modification, as well as when the amount of income arising from such modification can be measured reliably. Please tell us how this accounting complies with IFRS 15.18 through 20. In providing your response, please clarify how you considered whether such modifications were approved and whether such modifications are typically considered to be separate contracts or part of existing contracts. Furthermore, please tell us how you considered the guidance in IFRS 15.50-54 and IFRS 15.56-58 on estimating and constraining any variable consideration related to such modifications.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

August 29, 2019

The Company respectfully submits to the Staff that the Company deems construction contract modifications with regard to scope or price, or both, to be approved when one or more of the following factors is satisfied: (a) the contract, applicable law or other evidence provides a legal basis for the modification; (b) additional costs were caused by circumstances that were unforeseen on the date of execution of the contract and not the result of deficiencies in the Company’s performance of its contractual obligations; (c) modification-related costs are identifiable and considered reasonable in view of the work performed; and (d) evidence supporting the modification is objective and verifiable. If one or more of the following factors is satisfied, revenue is recognized, but only when the costs associated with the modification have been incurred. Modifications are typically considered by the Company to be part of the existing contract, unless they significantly modify the goods or services to be provided pursuant to the original contract.

The Company recognizes revenue for variable consideration related to any such contract modifications when it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with such variable consideration is subsequently resolved, as provided in IFRS 15.56. For more information, please see Response No. 1 above.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

* * * * *

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

August 29, 2019

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/s/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	Mónica Miloslavich Hart, Chief Financial Officer

Daniel Urbina Pérez, Chief Legal Officer

Carlos Acosta Sr., Moore Stephens SCAI S.A.